Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: CM Life Sciences II Inc.

Filer’s Commission File Number: 001-40090

Subject Company: CM Life Sciences II Inc.

Date: August 16, 2021

FOR IMMEDIATE RELEASE

SomaLogic Announces Registration Statement Declared Effective and Reports 176% Y/Y Second Quarter and 187% First Half of 2021 Revenue Growth

NEW YORK & BOULDER, Colo. (August 16, 2021) – CM Life Sciences II (NASDAQ: CMIIU) and SomaLogic, Inc., a leader in AI-data driven proteomics technology, today announced that the registration statement for their business combination has been declared effective by the US Securities Exchange Commission (“SEC”), with a CM Life Sciences II special meeting date set for August 31, 2021 for shareholders of record as of July 2, 2021 and the transaction expected to close promptly thereafter.

In conjunction, SomaLogic, Inc. reported preliminary revenue for the second quarter and first half of 2021. Revenue for the second quarter of 2021 was approximately $19.7 million, an increase of approximately 176% as compared to revenue for the second quarter of 2020. Total revenue for the first half of 2021 was approximately $38.6 million, an increase of approximately 187% as compared to total revenue for the first half of 2020. Revenue growth was driven by a return to fee for service options for customers, new pharma and research business aided by commercial strategies intended to provide greater customer flexibility, and royalties.

“We have far exceeded our projections, and our year-to-date results reflect our team’s dedication and execution across key drivers of the business as well as the rapidly growing global interest in proteomics products and services,” said Roy Smythe, M.D., SomaLogic’s Chief Executive Officer. “In addition, we announced multiple developments in the second quarter to enhance our positioning for the future, including customizable and targeted content protein panels from our industry-leading 7,000-plex assay, a collaboration agreement with Novo Nordisk to support drug development, and a partnership with the world-class medical research center at Beth Israel Deaconess Medical Center. We have doubled our sales force since the beginning of the year and are targeting a substantial ramp into the second half of 2021. This is a mature technology and early-stage commercial business with a bright future”.

“We look forward to providing detailed commentary regarding our business metrics and financial outlook later this year. We are excited about what our current success portends for the near future, as well as our longer-term prospects,” Roy Smythe, M.D., continued.

“We are excited to enter the final stages of our business combination with SomaLogic and are naturally encouraged by the continued commercial traction exhibited throughout the first half of the year,” said Eli Casdin, CEO of CM Life Sciences II. “The long-promised power of proteomics is today a reality, and SomaLogic will be well-capitalized to accelerate commercial growth and expand its leading and customizable proteomics platform from lab to lab and into the clinic where it can change the practice of medicine.”

About SomaLogic

SomaLogic seeks to deliver precise, meaningful, and actionable health-management information that empowers individuals worldwide to continuously optimize their personal health and wellness throughout their lives. This essential information, to be provided through a global network of partners and users, is derived from SomaLogic’s personalized measurement of important changes in an individual’s proteins over time. For more information, visit www.somalogic.com and follow @somalogic on Twitter.

SomaSignal™ tests are developed and their performance characteristics determined by SomaLogic, Inc. SomaLogic is a Clinical Laboratory Improvement Amendments (CLIA) certified, and College of American Pathologists (CAP) accredited laboratory.

The SomaScan Platform is for Research Use Only (RUO) and has not been cleared or approved by the US Food and Drug Administration for diagnostic or patient management purposes.

SomaLogic’s proprietary SomaScan Platform was designed to be a universal platform that can be applied across research and discovery, translational research and biopharmaceutical development, and clinical applications. SomaLogic can run approximately 7,000 protein measurements on a single 55 microliter plasma or serum sample. The company has run more than 450,000 samples to date.

Forward Looking Statements Disclaimer

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between SomaLogic and CM Life Sciences II (the “Company”) and otherwise, including statements regarding the anticipated benefits of the business combination, the anticipated timing of the business combination, expansion plans, projected future results and market opportunities of SomaLogic. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Forward looking statements do not guarantee future performance and involve known and unknown risks, uncertainties and other factors.  Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including  factors which are beyond SomaLogic’s or the Company’s control.  You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form S-4 (File No. 333-256127) (the “Registration Statement”) and the definitive proxy statement/prospectus included therein. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SomaLogic and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SomaLogic nor the Company gives any assurance that either SomaLogic or the Company or the combined company will achieve its expectations.

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Important Information About the Business Combination and Where to Find It

A full description of the terms of the business combination are provided in the Registration Statement, which include a prospectus with respect to the securities of the combined entity to be issued in connection with the business combination and a proxy statement with respect to the Special Meeting. The Company urges its investors, stockholders and other interested persons to read the definitive proxy statement/ prospectus included in the Registration Statement, as well as other documents filed with the SEC, because these documents contain important information about the Company, SomaLogic and the business combination. The Registration Statement was declared effective by the SEC on August 12, 2021 and the definitive proxy statement/prospectus and other relevant documents will be mailed to the Company’s stockholders as of the Record Date. Stockholders may also obtain a copy of the definitive proxy statement/prospectus, and other documents filed with the SEC, without charge, by directing a request to: c/o Corvex Management LP, 667 Madison Avenue, New York, New York 10065. The definitive proxy statement/prospectus can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

The Company and SomaLogic and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the business combination under the rules of the SEC. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the definitive proxy statement/prospectus included in the Registration Statement and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: c/o Corvex Management LP, 667 Madison Avenue, New York, New York 10065.

No Offer or Solicitation

This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus.

SomaLogic Contact

Emilia Costales

720-798-5054

ecostales@somalogic.com

Investor Contact

Marissa Bych or Lynn Lewis

Gilmartin Group LLC

investors@somalogic.com

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